UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: October 1, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant	Astronics Corporation
Former Name if Applicable	N/A
Address of Principal Executive Office (Street and Number)	130 Commerce Way
City, State and Zip Code	East Aurora, New York, 14052

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pursuant to the terms of Amendment No. 4 and Waiver Agreement, dated October 21, 2022, by and among Astronics Corporation (the “Company”), the lenders thereto (the “Lenders”) and HSBC Bank USA, National Association, as agent for the Lenders and as the Swingline Lender and Issuing Bank, to the Fifth Amended and Restated Credit Agreement dated as of February 16, 2018, as amended (the “Credit Agreement”), the maximum aggregate amount available for borrowing by the Company under the terms of the revolving credit line thereunder (the “Credit Facility”) decreases from $180 million to $170 million on November 21, 2022 and, after a waiver of the minimum liquidity covenants under the Credit Agreement for October 2022, the Company is required to maintain minimum liquidity of at least $15 million as of November 21, 2022 and at least $35 million as of November 30, 2022 and the end of any month thereafter. Furthermore, the Credit Facility is scheduled to mature, in full, on August 31, 2023. Consequently, the Company has been actively pursuing efforts to refinance the Credit Facility and seek additional modification thereto.
Though significant effort and attention has been spent by the Company’s management on its refinancing efforts to date, the Company needs additional time to conclude its active negotiations with its primary lenders and other prospective lenders in order to address the impending maturity of the Credit Facility and other pending changes to the Credit Agreement that are discussed above. The substantial time and resources dedicated to the refinancing negotiations by the Company’s management and financial staff has directly impacted the Company’s ability to properly prepare and timely file its Quarterly Report on Form 10-Q for the quarter ended October 1, 2022 (the “Third Quarter Form 10-Q”). As a result, the Company is unable, without unreasonable effort or expense, to file its Third Quarter Form 10-Q within the prescribed time period. However, the Company plans to file its Third Quarter Form 10-Q no later than November 15, 2022, as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David C. Burney	716	805-1599
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s preliminary revenue for the quarter ended October 1, 2022 was approximately $131 million, up 18% compared with the prior-year period and up 2% over the trailing second quarter. Preliminary revenue was below earlier expectations due to a combination of supply chain constraints and program reschedules by customers. Approximately $112 million of preliminary revenue was from the Aerospace segment and $19 million from the Test segment.

Preliminary bookings in the quarter ended October 1, 2022 were $184 million, up 20% compared with the prior-year period and up 24% over the trailing second quarter. Preliminary orders included a record $166 million in orders for the Company’s Aerospace segment and $18 million in orders related to the Test segment.

The Company’s preliminary consolidated net loss for the quarter ended October 1, 2022 is estimated to be approximately $15 million, compared with a net loss of $7.2 million in the prior-year period. This is reflective of $4 million of legal and customer accommodation expense and increased labor and material costs for the quarter ended October 1, 2022, while the prior-year period benefited by $1.1 million from the Aviation Manufacturing Jobs Protection Program Grant.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. One can identify these forward-looking statements by the use of the words “expect,” “anticipate,” “plan,” “may,” “will,” “estimate” or other similar expressions.

Because such statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. Important factors that could cause actual results to differ materially from what may be stated in this Form 12b-25 include the impact of a global pandemic and governmental and other actions taken in response, trend in growth with passenger power and connectivity on airplanes, the state of the aerospace and defense industries, the market acceptance of newly developed products, internal production capabilities, the timing of orders received, the status of customer certification processes and delivery schedules, the demand for and market acceptance of new or existing aircraft which contain the Company’s products, the need for new and advanced test and simulation equipment, customer preferences and relationships, and other factors which are described in filings by the Company with the Securities and Exchange Commission.

Currently, the risks and uncertainties that may most directly impact our future results include (i) the impending debt maturity under our Credit Facility and whether or not our efforts to refinance this indebtedness and/or seek additional modification to the terms of our Credit Agreement are successful; and (ii) whether or not we are able to otherwise improve our liquidity position by managing cash and minimizing our need for external capital.

In the event that the risks discussed in the filings by the Company with the Securities and Exchange Commission and those discussed above cause results to differ materially from those expressed in our forward-looking statements, our business, financial condition, results of operations or liquidity could be materially adversely affected and investors in our securities could lose part or all of their investments. Accordingly, our investors are cautioned not to place undue reliance on these forward-looking statements because, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate.

Further, the forward-looking statements included in this Form 12b-25 and those included from time to time in our other public filings, press releases, our website and oral and written presentations by management are only made as of the respective dates thereof. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statement in this Form 12b-25 or in other documents, our website or oral statements for any reason, even if new information becomes available or other events occur in the future.

Astronics Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 8, 2022	By:	/s/ David C. Burney
Name: David C. Burney
Title: Executive Vice President and Chief Financial Officer